UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2014

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from     to

Commission file number 1-16625

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan

c/o Bunge North America, Inc.

11720 Borman Drive

St. Louis, Missouri 63146

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited

50 Main Street

White Plains, NY 10606

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2014 and 2013	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year) as of December 31, 2014	14

NOTE:All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	16

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator, and Investment Committee of the

Bunge Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bunge Savings Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Brown Smith Wallace LLC

St. Louis, Missouri

June 25, 2015

BUNGE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013

INVESTMENTS, at fair value:
Mutual funds	$7,643,906	$7,460,581
Interest in Bunge Limited common shares	551,233	555,094
Interest bearing cash	110,611	91,543
Common stock	104,152	120,030

Total Plan interest in Bunge Defined Contribution Master Trust	8,409,902	8,227,248

RECEIVABLES:
Participant contributions	12,172	12,943
Employer contributions	2,934	3,115

Total receivables	15,106	16,058

NET ASSETS AVAILABLE FOR BENEFITS	$8,425,008	$8,243,306

See notes to financial statements.

BUNGE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013

ADDITIONS:
Participants’ contributions	$ 653,417	$ 679,344
Employer contributions	161,919	158,385
Rollover contributions	23,359	20,344

Plan interest in Bunge Defined Contribution Master Trust:
Investment income — dividends	473,999	350,654
Investment income — interest	448	625
Net appreciation in value of investments	147,590	1,036,368

Net appreciation of Plan interest in Bunge Defined Contribution Master Trust	622,037	1,387,647

Total	1,460,732	2,245,720

DEDUCTIONS:
Benefits paid to participants	1,236,185	512,197
Plan transfers	36,535	23,950
Administrative expenses	6,310	5,767

Total	1,279,030	541,914

INCREASE IN NET ASSETS	181,702	1,703,806

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	8,243,306	6,539,500

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$8,425,008	$8,243,306

See notes to financial statements.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.                    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Savings Plan (the “Plan”) was established as of April 1, 1996. On January 1, 2004, the Plan was amended to change the Plan name to the Bunge Savings Plan, transfer assets attributable to non-union participants in the Plan to the Bunge Retirement Savings Plan and transfer the assets of the Central Soya 401(k) Plan for Hourly Employees (“CSY Plan”) to the Plan. The Plan was further amended to provide that Plan provisions applicable to participants in the CSY Plan are set forth in a separate subplan known as Supplement A to the Plan. Effective January 1, 2005, the assets attributable to Supplement A participants were transferred to the Bunge Savings Plan — Supplement A. Plan assets attributable to the subplan covering Supplement A participants may only be used to pay benefits for Supplement A participants, and trust assets attributable to the subplan covering the remaining participants may only be used to pay benefits for such participants. Significant accounting policies followed by the Plan are as follows.

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income (Loss) Recognition — The Plan’s investment in the Bunge Defined Contribution Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Limited common shares, interest bearing cash, and other common stock holdings that are stated at estimated fair value based on quoted market prices. Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings (losses) on investments are allocated to participants based on daily account balances. See Note 9 for discussion of fair value measurements.

Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the plan document.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes of the Plan financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Trust which holds various securities, including mutual funds, Bunge Limited common shares, interest bearing cash, and other common stock holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes, could materially affect the amounts reported in the financial statements.

New Accounting Pronouncement  — In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Early application is permitted. The adoption of this standard update is not expected to have a material impact on the Plans financial statements.

2.                    PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Investment Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the applicable provisions of the Plan. All regular hourly employees, except those regular hourly employees of Bunge North America (East), L.L.C. (collectively “Employer Group”) whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible Plan participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

3.                    CONTRIBUTIONS AND WITHDRAWALS

Contribution limits for participants are based on their respective collective bargaining agreements. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a pre-tax basis could not exceed $17,500. However, if a participant reached age 50 by December 31 of that year, they are able to contribute an additional $5,500 in “catch up” contribution to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.

The employer match in cash for participant contributions, if any, is subject to participant collective bargaining agreements. Such matching contributions are credited to individual participants’ accounts, and vest at a rate of 20% per year and all matching contributions become 100% vested following five years of continuous service. Participants will forfeit any non-vested portion of their account balance upon leaving the Company’s employment for any reason other than normal retirement. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.

Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock, and the Bunge Common Stock Fund (subject to certain limits) (“the Bunge Fund”). The Bunge Fund pools a participant’s money with that of other employees to buy common shares of Bunge Limited as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund.  All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund.  Participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of common shares.

Employer Group matching contributions are allocated to participants based upon the current contribution

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

allocation among investment alternatives elected by the individual participant. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.

Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 70½. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by participants are recorded upon distribution. A participant may withdraw all or any portion of their rollover contribution account, including earnings, at any time.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.                    PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their employer contributions.

5.                    FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter from the Internal Revenue Service on October 22, 2011, stating that the Plan and related trust was designed and in compliance with the applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.                    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Trust’s investments are in shares of funds offered by the trustee. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Such investments as of December 31, 2014, are disclosed in the supplemental schedule of assets (held at end of year.) Fees paid by the Plan were $6,310 and $5,767 for the years ended December 31, 2014 and 2013, respectively.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring Company. The Bunge Fund held 154,856 and 168,558 common shares of Bunge Limited at December 31, 2014 and 2013, respectively of which 6,063 and 6,760 shares were allocated to the Plan at December 31, 2014 and 2013, respectively. During 2014 and 2013, the Plan recorded dividend income of $8,401 and $7,775, respectively, and net appreciation in fair value of $47,983 and $64,370, respectively, from Bunge Limited common shares.

7.                    INVESTMENTS

The Plan’s interest in the investments of the Trust that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013, are as follows:

	2014	2013

Vanguard Prime Money Market Fund	$732,960	$823,718
Fidelity Total Bond Fund (1)	*	532,688
T. Rowe Price Value Fund	710,526	655,129
Vanguard Institutional Index Fund — Institutional Shares	1,032,824	1,017,101
Interest in Bunge Limited common shares (1)	551,233	555,094
Fidelity Freedom 2015 (1)	490,241	505,049
Fidelity Freedom 2025 (1)	626,229	440,376
T. Rowe Price New America Growth Fund	1,439,228	1,405,492

*   Amount less than 5% of the Plan’s net assets available for benefits.

(1)             Represents party-in-interest.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

During the years ended December 31, 2014 and 2013, the Plan’s underlying interest in the Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013

Net appreciation (depreciation) in fair value of investments:
Mutual funds:
Bond	$17,520	$(35,634)
International	(23,290)	64,923
Large Cap	66,705	625,594
Mid Cap	28,789	87,908
Small Cap	3,215	47,263
Specialty	907	265
Blends	(33,386)	140,854
Other	858	10,623
Interest in Bunge Limited common shares	47,983	64,370
Common stock	38,289	30,202
Dividend income	473,999	350,654
Interest income	448	625

Net appreciation of Plan interest in Bunge Defined Contribution Master Trust	$622,037	$1,387,647

8.                    INTEREST IN BUNGE DEFINED CONTRIBUTION MASTER TRUST

The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. Each participating plan has an undivided interest in the Trust. The assets of the Trust are held, managed, and administered by the trustee pursuant to the terms of the Bunge Defined Contribution Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity.

The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The investments of the Trust at December 31, 2014 and 2013 are summarized as follows:

	2014	2013

Cash	$2,466,486	$2,894,499

Investments – at fair value:
Mutual funds:
Bond	20,801,606	20,296,166
International	11,965,518	13,214,633
Large Cap	91,319,671	84,902,230
Mid Cap	17,116,712	15,184,172
Small Cap	12,923,495	12,461,020
Specialty	3,071,877	2,469,593
Short Term	19,480,697	21,728,484
Blends	47,774,824	41,004,463
Other	984,510	865,655
Interest in Bunge Limited common shares	14,077,959	13,840,297
Common stock	2,828,154	2,232,150

Total investment at fair value	242,345,023	228,198,863

Total	$244,811,509	$231,093,362

The Plan’s interest in the net assets of the Trust was approximately 3.4% and 3.6% at December 31, 2014 and 2013, respectively.

The investments of the Trust that represented 5% or more of the net assets available for benefits as of December 31, 2014 and 2013, are summarized as follows:

	2014	2013

Vanguard Prime Money Market Fund	$19,434,802	$23,120,667
T. Rowe Price New America Growth Fund	33,421,698	24,232,987
Fidelity Total Bond Fund (1)	15,856,844	19,712,694
T. Rowe Price Value Fund	22,659,156	15,650,667
Vanguard Institutional Index Fund — Institutional Shares	35,238,818	24,232,987
Interest in Bunge Limited common shares (1)	14,077,959	13,544,982

(1)  Represents party-in-interest

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The net investment earnings (losses) of the Trust for the years ended December 31, 2014 and 2013 are summarized below:

	2014	2013

Net investment earnings (losses) in fair value of investments:
Mutual funds:
Bond	$ 954,831	$ (1,561,453)
International	(861,597)	2,356,903
Large Cap	2,847,588	17,404,093
Mid Cap	836,434	3,016,856
Small Cap	135,280	3,098,583
Specialty	600,506	(49,009)
Blends	(770,373)	3,638,399
Other	29,205	185,223
Interest in Bunge Limited common shares	1,421,943	1,651,529
Common stock	(161,410)	171,870
Dividend income	13,061,099	9,702,336
Interest income	15,114	18,146

Net investment earnings in Bunge Defined Contribution Master Trust	$ 18,108,620	$ 39,633,476

9.                    FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There have been no changes in methodologies or investment levels during the years ended December 31, 2014 and 2013.

Level 1 — Quoted prices (unadjusted) in active markets for identical securities.

Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The following tables set forth by level within the fair value hierarchy a summary of the Trust’s investments measured at fair value on a recurring basis at December 31, 2014 and 2013. Additionally, in accordance with ASC 820, the tables include the major categorization for debt and equity securities held by the Trust on the basis of the nature and risk of the Trust’s investment. The tables do not include the Trust’s cash of $2,466,486 and $2,894,499, respectively, in accordance with the disclosure requirements of ASC 820.

	Fair Value Measurements at December 31, 2014, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$ 20,801,606	$ -	$ -	$ 20,801,606
International	11,965,518	-	-	11,965,518
Large Cap	91,319,671	-	-	91,319,671
Mid Cap	17,116,712	-	-	17,116,712
Small Cap	12,923,495	-	-	12,923,495
Specialty	3,071,877	-	-	3,071,877
Short Term	19,480,697	-	-	19,480,697
Blends	47,774,824	-	-	47,774,824
Other	984,510	-	-	984,510
Interest in Bunge Limited common shares (1)	-	14,077,959	-	14,077,959
Common stock	2,828,154	-	-	2,828,154

Total	$ 228,267,064	$ 14,077,959	$ -	$ 242,345,023

	Fair Value Measurements at December 31, 2013, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$ 20,296,166	$ -	$ -	$ 20,296,166
International	13,214,633	-	-	13,214,633
Large Cap	84,902,230	-	-	84,902,230
Mid Cap	15,184,172	-	-	15,184,172
Small Cap	12,461,020	-	-	12,461,020
Specialty	2,469,593	-	-	2,469,593
Short Term	21,728,484	-	-	21,728,484
Blends	41,004,463	-	-	41,004,463
Other	865,655	-	-	865,655
Interest in Bunge Limited common shares (1)	-	13,840,297	-	13,840,297
Common stock	2,232,150	-	-	2,232,150

Total	$ 214,358,566	$ 13,840,297	$ -	$ 228,198,863

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s underlying investments included in its interest in the Trust measured at fair value on a recurring basis at December 31, 2014 and 2013. Additionally, in accordance with ASC 820, the tables include the major categorization for debt and equity securities held by the Plan on the basis of the nature and risk of the Trust’s investment. The tables do not include the Plan’s cash of $110,611 and $91,543, respectively, in accordance with the disclosure requirements of ASC 820.

	Fair Value Measurements at December 31, 2014, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$ 408,384	$ -	$ -	$ 408,384
International	321,434	-	-	321,434
Large Cap	3,182,578	-	-	3,182,578
Mid Cap	437,607	-	-	437,607
Small Cap	217,080	-	-	217,080
Specialty	6,452	-	-	6,452
Short Term	732,960	-	-	732,960
Blends	2,322,773	-	-	2,322,773
Other	14,638	-	-	14,638
Interest in Bunge Limited common shares (1)	-	551,233	-	551,233
Common stock	104,152	-	-	104,152

Total	$7,748,058	$551,233	$ -	$ 8,299,291

	Fair Value Measurements at December 31, 2013, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Bond	$ 598,971	$ -	$ -	$ 598,971
International	372,209	-	-	372,209
Large Cap	3,077,722	-	-	3,077,722
Mid Cap	371,282	-	-	371,282
Small Cap	233,639	-	-	233,639
Specialty	1,325	-	-	1,325
Short Term	823,718	-	-	823,718
Blends	1,906,728	-	-	1,906,728
Other	74,987	-	-	74,987
Interest in Bunge Limited common shares (1)	-	555,094	-	555,094
Common stock	120,030	-	-	120,030

Total	$7,580,611	$555,094	$ -	$ 8,135,705

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(1)                   Interest in Bunge Limited common shares represents participant investments in the Bunge Fund and is valued based upon unitized value of the quoted market price of the underlying common shares. (Level 2) Transactions (purchases and sales) may occur daily.  There are no unfunded commitments or other redemption restrictions associated with this investment.

10.            PLAN TRANSFERS

Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may from time-to-time result in plan payables or receivables in the respective plans.

SUPPLEMENTAL SCHEDULE

BUNGE SAVINGS PLAN

EIN 13-4977260           Plan Number 019

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

AS OF DECEMBER 31, 2014

a)	b)	Identity of issue, Borrower, lessor, or similar party	c)	Number of shares/units	d)	Cost **	e)	Current Value
*		INTEREST BEARING CASH						$110,611

		INTEREST IN MUTUAL FUNDS:
		American Century Heritage Fund – Investor Class		4,329.932				101,840
*		Fidelity Freedom Income		951.281				11,016
*		Fidelity Freedom 2010		8,456.041				130,138
*		Fidelity Freedom 2015		38,877.183				490,241
*		Fidelity Freedom 2020		20,025.510				307,592
*		Fidelity Freedom 2025		47,658.217				626,229
*		Fidelity Freedom 2030		6,084.157				98,137
*		Fidelity Freedom 2035		9,831.479				130,365
*		Fidelity Freedom 2040		11,549.592				107,873
*		Fidelity Freedom 2045		15,311.980				160,929
*		Fidelity Freedom 2050		19,346.620				204,494
*		Fidelity Freedom 2055		4,769.733				55,758
*		Fidelity International Discovery Fund		8,210.241				311,907
*		Fidelity Total Bond Fund		36,480.541				389,612
*		Fidelity Spartan International Index Fund – Advantage Class		255.975				9,527
		T. Rowe Price New America Growth Fund		34,259.173				1,439,228
		T. Rowe Price New Horizons Fund		2,486.976				108,880
		T. Rowe Price Value Fund		20,505.807				710,526
		Vanguard Institutional Index Fund – Institutional Shares		5,474.234				1,032,824
		Vanguard Long–Term Bond Index Fund – Institutional Shares		1,316.384				18,773
		Vanguard Mid-Cap Index Fund – Institutional Shares		9,936.887				335,767
		Vanguard Small-Cap Index Fund – Institutional Shares		1,936.648				108,201
		Vanguard Prime Money Market Fund		732,959.890				732,960
		Vanguard REIT Index Fund – ADM Shares		56.184				6,452
		BrokerageLink Account – Mutual Funds						14,637

		Total interest in mutual funds						7,643,906

(Continued)

BUNGE SAVINGS PLAN

EIN 13-4977260           Plan Number 019

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

AS OF DECEMBER 31, 2014

a)	b)	Identity of issue, Borrower, lessor, or similar party	c)	Number of shares/units	d)	Cost **	e)	Current Value
		INTEREST IN COMMON STOCK:
*		Interest in Bunge Limited common shares						$551,233
		BrokerageLink Account – Common Stock						104,152

		Total interest in common stocks						655,385

		Total Plan interest in Bunge Defined Contribution Master Trust						$8,409,902

		Total investments						$8,409,902

*		Party-in-interest
**		Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying report of independent registered public accounting firm.	(Concluded)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan

Date: June 25, 2015	By:	/s/Geralyn F. Hayes
Geralyn F. Hayes
Plan Administrator